

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 29, 2010

James K. Rojas
Chief Financial Officer
Huron Consulting Group Inc.
550 West Van Buren Street
Chicago, IL 60607

> **Re:** **Huron Consulting Group Inc.**
> **Form 10-K for Fiscal Year Ended**
> **December 31, 2009**
> **Filed February 23, 2010**
> **Definitive Proxy Statement**
> **Filed March 24, 2010**
> **File No. 000-50976**

Dear Mr. Rojas:

We have reviewed your response letter dated June 24, 2010 and have the following additional comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Schedule 14A

Executive Compensation, page 18

Annual Cash Incentive, page 21

1.   We note your response to comment 8 of our letter dated June 10, 2010. In response to our comment, you state that in establishing the bonus pool, you specify a particular percentage of base salary for eligible individuals based on their title. Please disclose the percentage attributable to each executive officer in future filings, and tell us how you intend to comply. To the extent the targeted amount to be allocated to each officer differs from the actual amount awarded at the end of the fiscal year, please disclose the difference. We note in response to comment 7, you state that executive officers were awarded "75% of target, the same level as the overall funding of the bonus pool." Please clarify whether this means that you funded the bonus pool at 75% of each executive officers salary.

        You may contact Jennifer Monick, Senior Staff Accountant, at 202-551-3295 or me at 202-551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman, Attorney Advisor, at 202-551-3585 or Tom Kluck, Branch Chief, at 202-551-3233 with any other questions.

                                        Sincerely,

                                        Kevin Woody
                                        Branch Chief